UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

15 December 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bunge Limited

File No. 1-16625 -- CF# 27194

_____

Bunge Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2011, as amended on November 30, 2011.

Based on representations by Bunge Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through June 1, 2016
Exhibit 10.4	through June 1, 2016
Exhibit 10.7	through June 1, 2016
Exhibit 10.8	through June 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel